

March 15, 2012

Via E-mail
Christopher J. McGurk, CEO
Cinedigm Digital Cinema Corp.
55 Madison Avenue, Suite 300
Morristown, NJ  07960

> **Re:** **Cinedigm Digital Cinema Corp.**
> **Registration Statement on Form S-3**
> **Filed March 7, 2012**
> **File No. 333-179970**

Dear Mr. McGurk:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Capital Stock

Common Stock, page 22

1.     Footnote 4 to the fee table indicates that the shares of Class A common stock that you are registering include certain rights issued pursuant to the Tax Benefit Preservation Plan dated as of August 10, 2009.  Please revise the description of your common stock in this section to discuss these rights.  Also, revise your exhibit index to incorporate by reference the Tax Benefit Preservation Plan, which we note was filed as Exhibit 4.1 to your Form 8-K filed on August 19, 2009.  Finally, obtain a revised opinion of counsel that opines whether the rights that accompany your common stock are binding obligations of the registrant under the law of the jurisdiction governing the rights agreement.  Refer to Section II.B.1.g. of Staff Legal Bulletin No. 19 ("SLB No. 19").

Item 16.  Exhibits, page II-3

2.    We note the footnote to the exhibit index indicating that you will file the form of indenture as an exhibit to a report filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act and incorporate it by reference into your Form S-3.  Indentures covering securities to be issued in a registration statement must be qualified at the time the registration statement relating to those securities becomes effective.  Refer to Interpretation 201.04 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.  Accordingly, please confirm that you will file the form of indenture, and provide us sufficient time for review and comment, prior to requesting effectiveness of the registration statement.

Item 17.  Undertakings, page II-3

3.    Please provide the undertakings required by paragraphs (a)(6) and (j) of Item 512 of Regulation S-K, or advise why such undertakings do not apply to your offering.

Exhibit 5.1

4.    We note the statements in the final paragraph of the opinion that it is being rendered "solely to you" and that no one may rely on it without counsel's prior written consent.  Please obtain and file a revised opinion that does not include any implication that investors are not entitled to rely on the opinion.  Refer to Section II.B.3.d. of SLB No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3456 with any questions. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc:     Via E-mail
        Carol W. Sherman, Esq.
        Kelley Drye & Warren LLP